EXHIBIT 4.3

INTEGRATED VENTURES, INC.

73 Buck Road

Suite 2

Huntington Valley, PA 19006

September 15, 2022

CVI Investments, Inc.

c/o Heights Capital Management, Inc.

101 California Street, Suite 3250

San Francisco, CA 94111

Re: Common Stock Purchase Warrant -Waiver Agreement

Dear Holder:

Reference is made to that certain: (i) Securities Purchase Agreement, dated March 30, 2021 (the “Purchase Agreement”), by and among Integrated Ventures, Inc. (the “Company”) and the purchasers identified therein (such purchasers, the “Holders” and excluding the undersigned, the “Other Holders”)and (ii) Common Stock Purchase Warrant (the “Warrant”), dated as of April 1, 2021, issued by the Company to CVI Investments, Inc. (the “Holder” or “CVII”), pursuant to the Purchase Agreement. Pursuant to the Warrant, CVII has the right to purchase up to 15 million shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) for an initial exercise price of $0.30 (such price as may be adjusted pursuant to the terms of the Warrant, from time to time, the “Exercise Price”). The Exercise Price is subject to certain adjustments following the date of the issuance of the Warrant, including, as set forth in Section 3(b) of the Warrant, in respect of certain subsequent equity sales by the Company or any of its Subsidiaries(“Anti-Dilution Provision”). Capitalized terms used herein but not otherwise defined in this letter agreement (this “Agreement”) shall have the meanings ascribed to such terms in the Purchase Agreement.

For good and valuable consideration, the Company and the undersigned agree to amend the terms of the Warrant to reduce the Exercise Price of the Warrant to $0.001, subject to adjustment as set forth therein, and to waive the “exploding feature” of the Anti-Dilution Provision in the Warrant that would otherwise result in an increase in the number of shares of Common Stock issuable under the Warrant on account of a Dilutive Issuance. The reduction in the Exercise Price is effective immediately and applicable to and retroactive in respect of any exercise notices delivered by CVII pursuant to the Warrant from and after August 30, 2022. No further action is required by either the Company or CVII to effect the foregoing change to the Exercise Price.

Other than an Exempt Issuance, from the date hereof until 90 days after the date hereof, neither the Company nor any Subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents.

Except as expressly set forth above, allof the terms and conditions of the Warrant shall continue in full force and effect after the execution of this Agreement and shall not be in any way changed, modified or superseded by the terms set forth herein.

The Company shall, no later than 9:00am Eastern time on Monday, September 19, 2022, issue one or more press releases or file with the U.S. Securities and Exchange Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of this Agreement, the transactions contemplated hereby and any other material non-public information that the Company has provided to the Holder at any time prior to filing the Disclosure Document unless the Company determines, in compliance with applicable laws and regulations, that any of such information is no longer material. From and after the issuance of the Disclosure Document, to the Company’s knowledge, none of CVII or any of its authorized agents (the “CVII Parties”) shall be in possession of any material, non-public information received from the Company or any of its officers, directors or employees and the CVII Parties shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Company or any of its affiliates, relating to the transactions contemplated by this Agreement. Without the prior written consent of CVII (which may be granted or withheld in CVII’s sole discretion), except as required by applicable law, the Company shall not (and shall cause each of its Subsidiaries and affiliates to not) disclose the name of any CVII Party in any filing, announcement, release or otherwise.

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The Company hereby represents and warrants as of the date hereof and covenants and agrees that none of the terms offered to any person with respect to any amendment, modification, waiver or exchange of any warrant to purchase Common Stock (or other similar instrument), including, without limitation with respect to any consent, release, amendment, settlement, or waiver relating thereto (each an “Settlement Document”), is or will be more favorable to such person than those of CVII pursuant to this Agreement. If, and whenever on or after the date hereof, the Company enters into a Settlement Document, then (i) the Company shall provide notice thereof to the Holder promptly following the occurrence thereof and (ii) the terms and conditions of this Agreement shall be, without any further action by the Holder or the Company, automatically amended and modified in an economically and legally equivalent manner such that the Holder shall receive the benefit of the more favorable terms and/or conditions (as the case may be) set forth in such Settlement Document, provided that upon written notice to the Company at any time the Holder may elect not to accept the benefit of any such amended or modified term or condition, in which event the term or condition contained in this Agreement shall apply to the Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to the Holder. The provisions of this section shall apply similarly and equally to each Settlement Document.

For the avoidance of doubt, all obligations of the Holder hereunder are separate and several from the obligations of any Other Holders. The decision of the Holder to enter into this Agreement has been made by the Holder independently of any Other Holders or any other third party. Nothing contained herein or in any other similar agreement entered into by any Other Holder, and no action taken by the Holder or any Other Holder pursuant hereto or thereto, shall be deemed to constitute the Holder and any Other Holder as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and any Other Holders are in any way acting in concert or as a group in respect of this Agreement, any other agreements to which such Other Holders may be party, or the transactions contemplated hereby or thereby.

This Agreement may be executed in two or more counterparts and by facsimile or “.pdf” signature or otherwise, and each of such counterparts shall be deemed an original and all of such counterparts together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, this Agreement is executed as of the date first set forth above.

INTEGRATED VENTURES, INC.

By:
Name:
Title:

HOLDER:
Name of Holder: CVI Investments, Inc.
By: Heights Capital Management, Inc., its authorized agent

Signature of Holder: _________________________________
Name of Signatory: Martin Kobinger
Name of Title: President
Warrants: 15,000,000

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